Exhibit 99.01

STANDARD GYPSUM LP

TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF JANUARY 1, 2005 AND JANUARY 3, 2004 AND FOR THE THREE YEARS ENDED JANUARY 1, 2005

Balance Sheets	2

Statements of Operations	3

Statements of Partners’ Equity	4

Statements of Cash Flows	5

Notes to Financial Statements	6-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Partners

Standard Gypsum LP

We have audited the accompanying balance sheet of Standard Gypsum LP (the “Company”) as of January 1, 2005, and the related statements of operations, partners’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the January 1, 2005, financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Atlanta, GA

March 14, 2005

Report of Independent Auditors

The Partners

Standard Gypsum LP

We have audited the accompanying balance sheet of Standard Gypsum LP (“Standard”) as of January 3, 2004, and the related statements of operations, partners’ equity and cash flows for each of the two years then ended. These financial statements are the responsibility of Standard’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Gypsum LP as of January 3, 2004 and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Austin, Texas

February 6, 2004

STANDARD GYPSUM LP

BALANCE SHEETS

JANUARY 1, 2005 AND JANUARY 3, 2004

(In thousands)

	January 1, 2005	January 3, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,372	$997
Accounts receivable, net of allowance for doubtful accounts of $522 and $402 at January 1, 2005 and January 3, 2004, respectively	15,835	9,041
Related party receivables	7,108	2,867
Inventories	3,147	2,384
Prepaid expenses	528	545

Total current assets	27,990	15,834

PROPERTY, PLANT, AND EQUIPMENT:
Land	687	687
Buildings and improvements	20,628	20,569
Machinery and equipment	67,055	66,688
Furniture and fixtures	556	591
Gypsum deposit	1,546	1,546
Construction in progress	2,063	804

	92,535	90,885
Less accumulated depreciation and depletion	(30,567)	(26,827)

Property, plant, and equipment—net	61,968	64,058

OTHER ASSETS		131

Total assets	$89,958	$80,023

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$5,449	$3,225
Related party payables	274	194
Accrued expenses	1,564	1,028
Accrued compensation and benefits	1,920	1,361
Accrued utilities	1,885	798
Accrued shipping liability	250	683
Deferred revenue	284	105
Debt	56,200

Total current liabilities	67,826	7,394
LONG-TERM DEBT		56,200
OTHER LIABILITIES		7
PARTNERS’ EQUITY	22,132	16,422

Total liabilities and partners’ equity	$89,958	$80,023

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF OPERATIONS

YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004, AND DECEMBER 28, 2002

(In thousands)

	January 1, 2005	January 3, 2004	December 28, 2002
SALES	$153,714	$103,391	$98,558
COST OF SALES	101,120	80,571	72,455

GROSS PROFIT	52,594	22,820	26,103
SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES	8,468	8,014	7,222

INCOME FROM OPERATIONS	44,126	14,806	18,881
INTEREST EXPENSE	(2,072)	(1,778)	(2,211)
INTEREST INCOME	44	22	56
OTHER (EXPENSE) INCOME	(888)	548	(362)

NET INCOME	$41,210	$13,598	$16,364

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF PARTNERS’ EQUITY

YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004, AND DECEMBER 28, 2002

(In thousands)

	Gypsum MGC, Inc.	Temple- Inland Forest Products Corporation	McQueeney Gypsum Company, LLC	Temple Gypsum Company	Total Partners’ Equity
BALANCE—December 29, 2001	$232	$232	$11,348	$11,348	$23,160
Distributions to partners	(214)	(214)	(10,486)	(10,486)	(21,400)
Net income	163	163	8,019	8,019	16,364

BALANCE—December 28, 2002	181	181	8,881	8,881	18,124
Distributions to partners	(153)	(153)	(7,497)	(7,497)	(15,300)
Net income	136	136	6,663	6,663	13,598

BALANCE—January 3, 2004	164	164	8,047	8,047	16,422
Distributions to partners	(355)	(355)	(17,395)	(17,395)	(35,500)
Net income	412	412	20,193	20,193	41,210

BALANCE—January 1, 2005	$221	$221	$10,845	$10,845	$22,132

See notes to financial statements.

STANDARD GYPSUM LP

STATEMENTS OF CASH FLOWS

YEARS ENDED JANUARY 1, 2005, JANUARY 3, 2004, AND DECEMBER 28, 2002

(In thousands)

	January 1, 2005	January 3, 2004	December 28, 2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$41,210	$13,598	$16,364
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, amortization, and depletion	4,107	3,942	4,915
Provision for doubtful accounts	120	120	120
Loss on asset disposal	39	207	27
Changes in operating assets and liabilities:
Accounts receivable	(6,914)	(2,020)	(1,936)
Related party receivables	(4,241)	161	(1,475)
Inventories	(763)	(647)	451
Prepaid expenses	17	(68)	(371)
Accounts payable	2,224	21	848
Related party payables	80	(45)	(36)
Accrued expenses	1,749	952	923
Other liabilities	(7)	19	79
Deferred revenue	179

Net cash provided by operating activities	37,800	16,240	19,909

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,925)	(1,240)	(1,277)

Cash used in investing activities	(1,925)	(1,240)	(1,277)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(35,500)	(15,300)	(21,400)
Repayment of bonds	(56,200)
Financing under letter of credit	56,200

Net cash used in financing activities	(35,500)	(15,300)	(21,400)

NET CHANGE IN CASH AND CASH EQUIVALENTS	375	(300)	(2,768)
Cash and cash equivalents—Beginning of year	997	1,297	4,065

Cash and cash equivalents—End of year	$1,372	$997	$1,297

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$1,094	$684	$841

See notes to financial statements.

STANDARD GYPSUM LP

NOTES TO FINANCIAL STATEMENTS

AS OF JANUARY 1, 2005 AND JANUARY 3, 2004 AND

FOR THE THREE YEARS ENDED JANUARY 1, 2005

1.	OPERATIONS

Standard Gypsum LP (“Standard”) was formed effective April 1, 1996 by two members: Caraustar Industries, Inc. (“Caraustar”) and Temple-Inland Forest Products Corporation (“Temple”). Standard manufactures and distributes gypsum wallboard from its plants in Texas and Tennessee and operates a gypsum rock quarry in Texas. Prior to April 1, 1996, Standard operated as a wholly owned subsidiary of Caraustar (the “Predecessor”). Effective April 1, 1996, Caraustar contributed substantially all of the operating assets and liabilities of the Predecessor at its historical basis to Standard. Simultaneous with this contribution, Caraustar sold a 50% interest in Standard to Temple in exchange for $10,774,000. Additionally, Caraustar and Temple each contributed capital of $250,000 to Standard.

Effective December 28, 2000, Standard converted to a limited partnership and, as such, changed its name to Standard Gypsum LP. The conversion was effected through the transfer of equity between the general partners, Caraustar and Temple, and newly formed limited partners. Caraustar’s 50% interest in Standard is now owned by two wholly owned subsidiaries of Caraustar, Gypsum MGC, Inc. (1%) and McQueeney Gypsum Company, LLC (49%). Temple’s 50% interest in Standard is now owned directly by Temple (1%) and through a wholly owned subsidiary, Temple Gypsum Company (49%).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year—Standard’s fiscal year ends on the Saturday closest to December 31, which from time to time means that a fiscal year will include 53 weeks instead of 52 weeks. Fiscal year 2004, which ended on January 1, 2005, had 52 weeks. Fiscal year 2003, which ended on January 3, 2004, had 53 weeks. Fiscal year 2002, which ended on December 28, 2002 had 52 weeks.

Cash and Cash Equivalents—All short-term investments purchased with original maturities of three months or less are considered cash equivalents.

Inventories—Inventories are stated at the lower of cost on a first-in, first-out basis or market. Costs include materials, labor, and overhead.

Inventories consisted of the following (in thousands):

	January 1, 2005	January 3, 2004
Raw materials	$822	$853
Finished goods	2,325	1,531

	$3,147	$2,384

Property, Plant, and Equipment—Property, plant, and equipment are stated at historical cost. Depreciation of all buildings and some equipment is computed using the straight-line method over the estimated useful lives of the assets. In 1999, Standard placed certain equipment in service at its new Cumberland City facility, utilizing the units-of-production method of depreciation. The estimated useful lives of these assets under the units-of-production depreciation method is 5 to 25 years, consistent with depreciable lives under the straight-line method. On January 4, 2004 the Company discontinued the units-of-production method of depreciation and now depreciates all equipment utilizing a straight-line method.

Depreciation and depletion expense was approximately $3,976,000, $3,769,000, and $4,694,000 for the years ended January 1, 2005, January 3, 2004, and December 28, 2002, respectively. Expenditures for maintenance and repairs are expensed as incurred, while major additions and improvements are capitalized. Upon disposition, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is reflected in the results of operations.

The estimated useful lives used in determining depreciation are as follows:

Buildings	10 to 40 years
Machinery and equipment	5 to 25 years

Other Assets—Other assets consist primarily of deferred financing costs, which are amortized ratably over the terms of the applicable debt (see Note 4). Amortization expense related to these assets was approximately $131,000, $173,000, and $221,000 for the years ended January 1, 2005, January 3, 2004, December 28, 2002, respectively.

Taxes—Standard is a limited partnership and its income or loss is allocated to the partners for inclusion in their income tax returns, and accordingly, no provision for income taxes is included in the accompanying financial statements.

As a limited partnership, Standard does not owe franchise tax to the state of Texas. However, Standard must pay franchise tax to the state of Tennessee. During the years ended January 1, 2005 and January 3, 2004, Standard incurred expenses of $887,000 and $279,000 related to franchise tax due to the state of Tennessee. All amounts related to franchise tax expense are recorded in other expense in the accompanying statements of operations for the years ended January 1, 2005, January 3, 2004, and December 28, 2002.

Partners’ Equity—Under the terms of the partnership agreement, income and distributions of Standard are allocated to the partners based on their respective ownership interests.

Revenue—Revenue is recognized upon passage of title, which occurs at the time the product is delivered to the customer, the price is fixed and determinable, and collectibility is reasonably assured.

Amounts billed to customers for shipping and handling are included in sales and the related costs thereof are included in cost of sales. Total shipping and handling costs were $21,385,000, $15,551,000, and $14,937,000 for the years ended January 1, 2005, January 3, 2004, and December 28, 2002, respectively.

Long-Lived Assets—The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the undiscounted future cash flows estimated to be generated by the asset are not sufficient to recover the unamortized balances of the asset.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications—Certain prior-year amounts have been reclassified to conform to current-year presentation.

3.	NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 151, Inventory Costs. This statement amends guidance in Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB No. 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . “ This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company does not believe the adoption of this statement in 2005 will have a material impact on the Company’s financial position or results of operations.

In March 2004 the Emerging Issues Task Force (“EITF”) issued EITF 04-2, Whether Mineral Rights Are Tangible or Intangible Items. The EITF reached a consensus that mineral rights are tangible assets, and, accordingly, an entity should account for mineral rights as tangible assets. The EITF also concluded that an entity should report the aggregate carrying amount of mineral rights as a separate component of property, plant, and equipment either on the face of the financial statements or in the notes to the financial statements. Adoption of this EITF was required for the first reporting period subsequent to March 31, 2004. The Company has separately disclosed their gypsum deposit for all periods presented in the accompanying financial statements.

In November 2002, the FASB issued FASB Interpretation No. (“FIN”) 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the financial statements.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS 143”), which addresses financial accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets that result from the legal obligation associated with the retirement of long-lived assets that result from the acquisition, development, and/or the normal operation of a long-lived asset. Under SFAS No. 143, the retirement obligation is recorded as a liability and a corresponding asset in the period in which it is incurred if a reasonable estimate of fair value can be made and is allocated to expense over the asset’s useful life. The fair value is calculated as the present value of the retirement obligation, discounted at a credit-adjusted risk-free rate. The initial adoption of the statement requires a “catch-up” to record the asset and liability at the appropriate amount at the date of adoption, with the effect treated as a cumulative effect of an accounting change. The Company adopted SFAS No. 143 on January 1, 2003. The impact of the adoption of SFAS No. 143 did not have a material effect on the financial statements.

4.	LONG-TERM DEBT

During 2004, the Company refinanced its obligations arising under a loan and a lease from the Industrial Development Board of Stewart County, Tennessee (the “Industrial Development Board”), which, in turn, were funded with Solid Waste Disposal Revenue_Bonds (the “Bonds”) in the amount of $56.2 million issued by the Industrial Development Board of Stewart County whose only repayment sources were the loan and lease payments from the Company to the Industrial Development Board. The Bonds were also supported by an irrevocable direct pay letter of credit, severally supported by Temple and Caraustar. The payments under the lease and loan mirrored the payment obligations of the Industrial Development Board under the Bonds. The refinancing proceeds of $56.2 million were used to repay in full the loan and lease obligations to the Industrial Development Board, which, in turn, used the proceeds to redeem the Bonds. The refinancing was a bank term loan, supported severally by each of Temple, in the form of a guaranty, and Cauaustar in the form of an irrevocable stand-by letter of credit issued on behalf of Caraustar, and expires in October 2005. Management, Temple and Caraustar, expect that the bank loan will be refinanced during with 2005 with a multi-year credit arrangement.

5.	RETIREMENT PLAN

Standard participates in a 401(k) retirement plan which provides for voluntary contributions by employees not to exceed the lower of 50% of their gross salaries and wages or $13,000 , $12,000, and $12,000 for the years ended January 1, 2005, January 3, 2004, and December 28, 2002, respectively. Standard matches 50% of the first 6% of each employee’s contribution (maximum of 3% and $3,000). The amounts incurred for Standard’s matching contributions totaled $425,000, $286,000, and $319,000 for the years ended January 1, 2005, January 3, 2004, and December 28, 2002, respectively.

6.	RELATED-PARTY TRANSACTIONS

Under the terms of a paper supply agreement dated April 1, 1996 between Standard and Caraustar, Standard is obligated to purchase all of its paperboard requirements from Caraustar through December 31, 2008. For the years ended January 1, 2005, January 3, 2004, December 28, 2002, Standard purchased, at net prices, approximately $9,581,000, $13,921,000, and $14,391,000, respectively, of paperboard from Caraustar. At January 1, 2005, amounts due Caraustar for paperboard purchases totaled approximately $234,000. There were no amounts due at January 3, 2004.

For the years ended January 1, 2005, January 3, 2004, and December 28, 2002, Standard purchased, at market prices, approximately $722,000, $453,000, and $529,000, respectively, of materials from Temple. As of January 1, 2005 and January 3, 2004, amounts due to Temple totaled approximately $274,000 and $194,000, respectively.

For the years ended January 1, 2005, January 3, 2004, and December 28, 2002, the Company purchased, at market prices, $10,740,000, $3,367,000, and $1,604,000, respectively, of materials from Premier Boxboard Limited LLC (“Premier”), a 50% owned joint venture of Caraustar and Temple. At January 1, 2005 and January 3, 2004, amounts due to Premier for material purchases totaled approximately $488,000 and $103,000, respectively, and are included as a component of accounts payable.

Standard is a party to a marketing agreement with Temple whereby Temple continues to serve as the exclusive marketing agent for Standard’s products. Under the terms of this agreement, which expires March 31, 2006, Temple is responsible for all marketing, sales, distribution, invoicing, and collection of customer accounts. During the years ended January 1, 2005, January 3, 2004, and December 28, 2002, Standard incurred and paid Temple marketing fees of $3,856,000, $2,557,000, and $2,439,000, respectively, for performing these services. Additionally, Temple collected on Standard’s behalf amounts due for sales to various customers. As of January 1, 2005 and January 3, 2004, Standard was due $7,108,000 and $2,867,000, respectively, from Temple for amounts previously collected.

Standard is also a party to a management agreement with Temple, employing Temple as exclusive manager of Standard’s operations. The agreement is subject to automatic annual extensions unless Standard or Temple elects to terminate the agreement. Under the terms of this agreement, Standard incurred and paid Temple for management service fees $577,000 for the year ended January 1, 2005, and $500,000 for each of the two years ended January 3, 2004 and December 28, 2002.

7.	COMMITMENTS AND CONTINGENCIES

Operating Leases—Certain equipment utilized by the Partnership is subject to operating leases. At January 1, 2005, the future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

2005	$91
2006	71
2007	66
2008	66
2009 and thereafter	66

Total	$360

The total rental expense incurred during the years ended January 1, 2005, January 3, 2004, and December 28, 2002 was approximately $67,000, $42,000, and $84,000, respectively.

Legal Matters—Standard is subject to certain lawsuits and claims incidental to its business. In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of pending or threatened litigation, claims, and assessments will have no material adverse effect upon Standard’s financial position, liquidity, or results of operations.

Shipping Commitments—During 2000, Standard entered into a five-year agreement with its primary rail carriers whereby Standard guaranteed the use of a minimum number of rail cars annually and over the contract period, as defined in the agreement. If the minimum number of rail cars is not met, Standard must pay its primary rail carriers a penalty for each shortfall carload. As annual minimums were not met during years prior to 2004, Standard recorded a liability for minimum usage obligations of approximately $250,000 and $683,000 as of January 1, 2005 and January 3, 2004, respectively.

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